Exhibit 4.3

Translated from Chinese

Agreement

Whereas, Shenyang JinBei Automotive Industry Holdings Company Limited (hereinafter referred to as “JinBei Shareholding”) is a company with limited liabilities registered and organized in Shenyang City under the laws of the People’s Republic of China, with a registered capital of RMB 1.5 billion;

Whereas, Shenyang Xinjinbei Investment and Development Co., Ltd. (hereinafter referred to as “Xinjinbei”) currently holds 90% of the equity of JinBei Shareholding, and Shenyang JinBei Automobile Industry Company Limited (hereinafter referred to as “Jinbei Automobile”) currently holds 10% of the equity of JinBei Shareholding;

Whereas, JinBei Automobile intends to transfer 9% of the equity share it holds in JinBei Shareholding to Xinjinbei, and Xinjinbei agrees to accept such transfer;

Through friendly consultation, Xinjinbei and JinBei Automobile have reached an agreement as follows:

Article One Parties to the Agreement
1.1	Transferor:	Shenyang JinBei Automobile Industry Company Limited
	Address:	No. 38, Wanliutang Road, Shenyang City, Liaoning Province, PRC
	Legal Representative:	He Guohua
1.2	Transferee:	Shenyang Xinjinbei Investment and Development Co., Ltd.
	Address:	6th Floor, Building B, No. 1, Century Road, Hunnan Industrial Development Zone, High-New District, Shenyang City, Liaoning Province, PRC
	Legal representative:	Hong Xing

Article Two Transfer of Equity

2.1	The Transferor agrees to transfer to the Transferee its 9% equity in JinBei Shareholding according to the terms set forth in this Agreement, and the Transferee agrees to accept such transfer. After the completion of such equity transfer, Xinjinbei shall hold 99% of the equity of JinBei Shareholding, and JinBei Automobile shall hold 1% equity of JinBei Shareholding.

2.2	The Parties acknowledge that the equity transfer described above shall be transfer with rights, i.e., after the completion of the equity transfer, all interests corresponding to the 9% transferred equity shall be enjoyed by Xinjinbei, including respective percentage of

Translated from Chinese

the accumulated undistributed profits, reserve funds or surplus funds, gain on net asset value (if any) of JinBei Shareholding.

Article Three Price of Equity Transfer and Payment

3.1	The Parties agree that the aggregate price of the equity transfer described above shall be RMB 135 million.

3.2	The Transferor and the Transferee shall pay their respective taxes related to the equity transfer described above according to relevant laws and regulations.

3.3	The Parties confirm that the payment of the price of equity transfer mentioned above shall be paid to the account designated by the Transferor within 60 days.

Article Four Representations and Warranties by the Transferor

For the purpose of this Agreement and for the benefit of the Transferee, the Transferor hereby represents and warrants to the Transferee as follows:

4.1	JinBei Shareholding is an enterprise duly organized and registered according to the conditions and procedures required under the PRC laws, and all necessary government approvals and permits have been obtained for its establishment;

4.2	The Transferor legally owns the equity that it intends to transfer according to this Agreement, and has the right to transfer such equity in its own capacity;

4.3	The Transferor has not created any pledge or similar security interest on the equity that it intends to transfer for the benefit of any third party or with any third party as obligee;

4.4	Necessary legal procedures required by the corporate bylaws and the relevant laws and regulations have been completed for the execution of this Agreement by the Transferor. The execution of this Agreement by the Transferor is not in violence of any applicable laws or in breach of any contract that the Transferor has entered into with any third party;

Article Five Presentations and Warranties by the Transferee

For the benefit of the Transferor, the Transferee hereby represents and warrants to the Transferor:

5.1	The Transferee is a company duly organized and validly existing under the PRC laws, and has the full capacity of disposition to accept such transfer in its own name;

Translated from Chinese

5.2	Necessary corporate approval procedures have been completed for the execution of this Agreement by the Transferee. The execution of this Agreement by the Transferee is not in violence of any applicable laws or in breach of any contract the Transferee has entered into with any third party;

5.3	The Transferee shall provide assistance in completing the approval procedures and registration procedures for such equity transfer, including provision of necessary documents and information;

5.4	The Transferee acknowledges that it fully understand the status of the creditor’s rights and debts as well as the business operation of JinBei Shareholding prior to the execution of this Agreement, and fully agrees to accept such equity based on the current status of JinBei Shareholding and at the transfer price set forth in this Agreement.

Article Six Closing of Equity Transfer

6.1	The Parties agree that within 30 days after this Agreement becomes effective, the Transferor and the Transferee shall unconditionally and jointly undertake the industry and commerce registration amendment formalities with the industry and commerce administration authority with which JinBei Shareholding is registered so as to establish the Transferee as the legal holder of the equity transferred.

6.2	Upon the date of completion of industry and commerce registration amendment, the Transferee shall become a shareholder that holds 99% of JinBei Shareholding, and shall enjoy the rights of a shareholder, and assume the responsibilities of a shareholder according to law.

Article Seven Effectiveness; Amendment; Termination

7.1	This agreement shall become effective when signed by the authorized representatives of the Parties.

7.2	Unless otherwise required by law, any amendment to or the termination of this Agreement shall become effective only when the Parties have consulted with each other and executed written agreement thereof.

Article Eight Settlement of Disputes

8.1	All disputes resulting from or in connection with this Agreement may be settled by the Parties through friendly consultation. If the disputes can not be settled through consultation, or one Party is unwilling to settle the dispute through consultation, either

Translated from Chinese

Party my submit the dispute to a competent People’s Court in Shenyang city for resolution.

8.2	Disputes referred to in this Agreement shall mean all disputes between the Parties with respect to, among other things, the force, interpretation of the provisions, performance, liabilities of breach, the amendment, termination or expiry of this Agreement.

Article Nine Miscellaneous

9.1	This Agreement and its annexes shall constitute an integrated document, and shall have the same force.

9.2	This Agreement and its annexes shall constitute the entire agreement between the Parties, and shall supercede the communications, statements, agreements or any other documents between the Parties prior to the execution of this Agreement.

9.3	This Agreement is signed in four originals, and each Party shall hold two originals. Each original shall have the same force.

Transferor: Shenyang JinBei Automobile Industry Company Limited

(Seal)

By:	/s/ Liu Peng Cheng

Authorized Representative

Date: April 28, 2003

Transferee: Shenyang Xinjinbei Investment and Development Co., Ltd.

(Seal)

By:	/s/ Hong Xing

Authorized Representative

Date: April 28, 2003

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